UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Tower Semiconductor Ltd.

(Name of Issuer)

Ordinary Shares, NIS 1.00 par value per share

(Title of Class of Securities)

M87915-10-0

(CUSIP Number)

Yael (Ben Moshe) Rudnicki Bank Leumi le-Israel B.M. 34 Yehuda Halevi Street Tel Aviv 65546, Israel 972-3-5149419

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. M87915-10-0	13D	Page 2 of 8

1.	Names of Reporting Persons. Bank Leumi le-Israel B.M. I.R.S. Identification Nos. of above persons (entities only). Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization - Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 98,378,314
	8.	Shared Voting Power - 0
	9.	Sole Dispositive Power - 98,378,314
	10.	Shared Dispositive Power - 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person - 98,378,314
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) - 23.8% (1)
14.	Type of Reporting Person (See Instructions) BK

(1)	Based on Ordinary Shares outstanding as at June 26, 2011, as reported by Tower in its Proxy Statement dated June 30, 2011 for its Annual General Meeting of Shareholders (filed in its report on Form 6-K for the month of June 2011 (No. 6) with the Securities and Exchange Commission on June 30, 2011 (“Tower’s Proxy Statement”)) and calculated in accordance with rule 13d-3(d)(1)(i).

CUSIP No. M87915-10-0	13D	Page 3 of 8

The statement on Schedule 13D, dated February 3, 2011, of Bank Leumi le–Israel B.M. (“Leumi”, “the Bank” or “Reporting Person”) is hereby amended as follows:

Item 2.	Identity and Background

Parts I and II of Schedule A are hereby amended to read in their entirety as attached hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended to read in its entirety as follows:

To the knowledge of the Reporting Person:

(a)	(1)	Leumi is the beneficial owner of 98,378,314 Ordinary Shares, including 96,409,377 Ordinary Shares issuable upon conversion of its currently convertible capital notes and 1,448,298 Ordinary Shares issuable upon exercise of currently exercisable warrants. Leumi’s ownership represents approximately 23.8% of the Ordinary Shares outstanding as at June 26, 2011, as reported by Tower in Tower’s Proxy Statement and calculated in accordance with rule 13d-3(d)(1)(i).

(2)	none of the persons identified in the tables set forth in Part I of Schedule A beneficially owns any Ordinary Shares.

(b)	Leumi has sole voting and dispositive power over 98,378,314 Ordinary Shares, including 96,409,377 Ordinary Shares issuable upon conversion of currently convertible capital notes and 1,448,298 Ordinary Shares issuable upon exercise of currently exercisable warrants.

(c)	Save for the following transactions, neither Leumi nor, to its knowledge, any person identified in the tables set forth in Part I of Schedule A, has effected any transactions in the Ordinary Shares during the past sixty (60) days:

(i)	Leumi acquired Ordinary Shares upon cashless exercise of warrants previously granted by Tower to Leumi as follows: (1) 147,329 shares upon full exercise on May 17, 2011, of a warrant granted in 2009; (2) 147,329 shares upon full exercise, on May 17, 2011, of a warrant granted in 2010; and (3) 225,981 shares upon full exercise, on May 22, 2011, of a warrant granted in 2005.

(ii)	Set forth below are the dates of sales by Leumi of Ordinary Shares on the Tel Aviv Stock Exchange of the shares set forth below. Although all sales were made in New Israel Sheqels (“NIS”), the US Dollar Prices set forth below reflect conversion of such NIS Price into US Dollars based on the relevant Representative Rate published by the Bank of Israel:

Date	Number of Shares	Price per Ordinary Share

5/24/2011	359,114	$1.200

5/25/2011	322,073	$1.168

5/26/2011	190,389	$1.171

5/30/2011	126,017	$1.169

5/31/2011	342,237	$1.193

6/1/2011	110,379	$1.176

CUSIP No. M87915-10-0	13D	Page 4 of 8

Date	Number of Shares	Price per Ordinary Share

6/2/2011	333,733	$1.137

6/5/2011	213,414	$1.154

6/6/2011	181,200	$1.155

6/9/2011	186,818	$1.109

6/12/2011	35,000	$1.049

6/13/2011	426,000	$1.086

6/14/2011	182,397	$1.095

6/15/2011	559,244	$1.127

6/16/2011	657,981	$1.148

(d)	To the knowledge of the Reporting Person, Hapoalim, as the other lender to Tower and party to the Facility Agreement, received an identical amount of capital notes convertible into an identical number of Ordinary Shares, received 4,226,220 Ordinary Shares in consideration for the Decreased Amount (as applicable to Hapoalim) and, as party to amendments to the Facility Agreement requested by Tower, was granted identical amounts of warrants from Tower in 2003, 2005, 2009 and 2010 and, in connection with a separate equipment facility provided to Tower by Leumi, was granted a warrant in 2007 to purchase 1,470,588 Ordinary Shares. Based on Hapoalim’s Statement on Schedule 13D, dated February 3, 2011, Hapoalim was the beneficial owner of 102,807,920 Ordinary Shares, including 96,409,377 Ordinary Shares issuable upon conversion of its Capital Notes and 1,918,886 Ordinary Shares issuable upon exercise of warrants.

(e)	Hapoalim’s ownership as aforesaid represented approximately 24.85% of the Ordinary Shares outstanding as at June 26, 2011, as reported in Tower’s Proxy Statement.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Person that the Reporting Person and any other persons or entities constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules promulgated thereunder. Further, the filing of this Statement shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any Ordinary Shares other than those Ordinary Shares over which the Reporting Person has voting and dispositive power, as reported herein. The Reporting Person disclaims any pecuniary interest in any securities of Tower owned by any other person, and expressly disclaims the existence of a group.

Without limiting the generality of the foregoing, although, as described in Item 6 below, Leumi entered into (a) a Tag Along Agreement, as amended, with Israel Corporation Ltd. (“TIC”), Tower’s largest shareholder, and (b) an agreement with TIC, SanDisk Corporation, Alliance Semiconductor Corporation and Macronix International Co. Ltd. (collectively, the “Lead Investors”), the Reporting Person expressly disclaims the existence of a group with such counterparties. Based on Tower’s Proxy Statement, TIC beneficially owned, as at June 26, 2011, approximately 42.54% of the then outstanding Ordinary Shares of Tower. Leumi owns ordinary shares in TIC representing 17.96% of TIC’s issued share capital (18.13% of the voting rights) (on an undiluted basis). In addition, for as long as Leumi owns between 10% to 20% of TIC’s issued share capital, 20% of the members of TIC’s board of directors are proposed by Leumi. The identities of the directors proposed by Leumi are subject to the approval of TIC’s controlling shareholder.

CUSIP No. M87915-10-0	13D	Page 5 of 8

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 6, 2011

Date

/s/ Batsheva Lapidot	/s/ David Sackstein

Signature

Batsheva Lapidot	David Sackstein
VP- Sector Manager	Office of the Corporate Secretary
Bank Leumi le-Israel B.M.

Name/Title

CUSIP No. M87915-10-0	13D	Page 6 of 8

SCHEDULE A

I.	Information Regarding Executive Officers and Directors of Bank Leumi le-Israel B.M

Board of Directors

Name	Business Address	Principal Occupation	Citizenship
David Brodet	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Chairman of the Board of Directors of Bank Leumi le-Israel B.M.	Israeli

Reuven Adler	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	C.P.A. (Isr.), Business Consultant and Company Director	Israeli

Doron Cohen	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	CEO, Co-Op Blue Square Services Corporation Ltd., Economic and Business Consulting	Israeli

Moshe Dovrat	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Company Director	Israeli

Yehuda Drori	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Company Director and member of Investment Committee, Financial Consultant	Israeli

Zipora Gal Yam	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Economic Consultant, Company Director	Israeli

Arieh Gans	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Professor of Accounting, Tel Aviv University and Company Director	Israeli

Rami Avraham Guzman*	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Company Director, Public/Government Company Advisor	Israeli

Miri Katz*	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Attorney	Israeli

Zvi Koren*	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Economic Advisor	Israeli

Jacob Mashaal*	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Company Manager	Israeli

CUSIP No. M87915-10-0	13D	Page 7 of 8

Name	Business Address	Principal Occupation	Citizenship
Yoav Nardi	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Company Director, Financial and Risk Management Consultant	Israeli

Efraim Sadka	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Professor of Economics, Tel Aviv University	Israeli

Gabriela Shalev	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	President of the Higher Academic Council, Ono Academic College	Israeli

Ehud Shapira	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Doctor of Economics and Finance, Company Director, Chairman of Bar-Ilan Yeda Ltd., Chairman of the Investment Committee of Bar-Ilan University	Israeli

*	In accordance with the Bank’s Articles of Association, at the Bank’s Annual General Meeting held on 24 May 2010, four directors retired by rotation, as follows: Adv. Miri Katz, Mr. Rami Avraham Guzman, Adv. Jacob Mashaal, and Mr. Zvi Koren.

At said Annual General Meeting, Adv. Miri Katz was re-elected and Mr. David Avner and Mr. Amos Sapir were elected to serve as new directors of the Bank. Ms. Tsippora Samet was elected to serve as an external director in the Bank, pursuant to the Companies Law, 1999, for a period of three years.

The terms of office of the candidates who were elected at the General Meeting are contingent on the approval or non-objection of the Supervisor of Banks of the Bank of Israel, which has not yet been received.

Executive Officers - Members of Management of Bank Leumi le-Israel B.M.

Name	Business Address	Principal Occupation – Position held with the Bank	Citizenship
Galia Maor	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	President and Chief Executive Officer	Israeli

Rakefet Russak-Aminoach	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Senior Deputy Chief Executive Officer, Acting CEO in the absence of the President and CEO, and Head of Corporate Division	Israeli

Gideon Altman	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Head of Commercial Banking Division	Israeli

Hedva Ber	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Chief Risk Officer, Head of Risk Management Division	Israeli

CUSIP No. M87915-10-0	13D	Page 8 of 8

Name	Business Address	Principal Occupation – Position held with the Bank	Citizenship
Dan Cohen	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Head of Human Resources Division	Israeli

Yaacov (Kobi) Haber	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Head of Finance and Economics Division	Israeli

Zvi Itskovitch	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Head of International and Private Banking Division	Israeli

Baruch Lederman	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Head of Banking Division	Israeli

Itzhak Malach	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Head of Operations, Information Systems and Administration Division	Israeli

Sasson Mordechay	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Chief Internal Auditor and Head of Internal Audit Division	Israeli

Menachem Schwartz	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Chief Accounting Officer, Head of Accounting Division	Israeli

Daniel Tsiddon	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Head of Capital Markets Division	Israeli

Nomi Sandhaus	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Chief Legal Advisor, Head of Legal Division	Israeli

II.	Information regarding Persons Controlling Bank Leumi le-Israel B.M. (the “Bank”)

No shareholder currently holds 10% or more of the means of control of the Bank. The Government of Israel on behalf of the State of Israel currently holds 6.028% of the issued share capital (6.46% of the voting rights) of the Bank.

Pursuant to Israeli law, the Government is required to avoid involvement in the ongoing management of the Bank’s affairs, and the Bank shall not be deemed to be a corporation with governmental participation in its management for the purposes of any law and for all intents and purposes.

Further, under Israeli banking legislation, since September 2004 no person may control a banking corporation without receiving a control permit from the Bank of Israel, and no person may hold 5% or more of the means of control of a banking corporation without receiving a holding permit from the Bank of Israel (until that date, 10%). As of the date of this report, no such control permit has been granted to any of the Bank’s shareholders.